

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Renee L. Wilm
Chief Legal Officer
Liberty Media Acquisition Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Media Acquisition Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39920**

Dear Renee L. Wilm:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Katherine Jewell